================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                         HORIZON GROUP PROPERTIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44041U102
                                 (CUSIP Number)

                  ROBERT M. SCHWARTZBERG, 5124 44TH STREET, NW,
                      WASHINGTON, DC 20016 (202) 362-7267
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2002
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.         44041U102                                       13D/A

------------------------------------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Schwartzberg

--------- --------------------------------------------- -------------------------- ------------------------------ ------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                  (a)  [_]
                                                                                                                  (b)  [x]

--------- --------------------------------------------- -------------------------- ------------------------------ ------------------
3         SEC USE ONLY


--------- --------------------------------------------- -------------------------- ------------------------------ ------------------
4         SOURCE OF FUNDS*
PF

--------- --------------------------------------------- -------------------------- ------------------------------ ------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                    [_]

--------- ------------------------------------------------------------------------ ------------------------------ ------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
United States

--------- ----------------- ------------------------------------------------------------------------------------- ------------------
      NUMBER OF              7       SOLE VOTING POWER

       SHARES                        133,400
                            ------------------------------------------------------ ------------------------------ ------------------
    BENEFICIALLY             8       SHARED VOTING POWER

      OWNED BY                       Not applicable
                            ------------------------------------------------------ ------------------------------ ------------------
       EACH                  9       SOLE DISPOSITIVE POWER

    REPORTING                        133,400
                            ------------------------------------------------------------------------------------- ------------------
      PERSON                10       SHARED DISPOSITIVE POWER

       WITH                          Not applicable
--------- ------------------------------------------------------------------------------------------------------- ------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,400

--------- ------------------------------------------------------------------------------------------------------- ------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                  [_]

--------- ------------------------------------------------------------------------------------------------------- ------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.65%

--------- ------------------------------------------------------------------------ ------------------------------ ------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

---------------------------------------------------------------------------------- ------------------------------ ------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.         44041U102                                       13D/A

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock
Horizon Group Properties, Inc.,
77 West Wacker Drive, Chicago, IL 60601

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Robert M. Schwartzberg.
     (b) 5124 44th Street, NW, Washington, D.C.  20016.
     (c) Private Investor
     (d) No criminal convictions in last five years.
     (e) Not a party to any civil proceeding or subject of any judgment.
     (f) United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Personal Funds.  No borrowings involved.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         Mr. Schwartzberg is holding his common stock in Horizon solely for investment purposes. Except as described below, no plans or proposals of the type specified in Item 4 of Schedule 13D are currently contemplated.

         On June 28, 2002, Mr. Robert M. Schwartzberg and Mr. Howard M. Amster signed the Agreement attached hereto as Appendix II and incorporated herein by reference (the "Agreement"). Pursuant to the Agreement, Mr. Schwartzberg sold Mr. Amster 34,000 shares of Horizon Group Properties, Inc. ("Horizon") common stock at a price of $5.16 per share. Please see Appendix II for the terms of the Agreement. On July 31, 2002 Mr. Schwartzberg delivered to Horizon pursuant to the Agreement the Excepted Holder Agreement attached hereto as Appendix III and incorporated herein by reference, requesting a reduction of his permitted stock ownership limit under Horizon's Articles of Amendment and Restatement to 4.9%.

--------------------------------------------------------------------------------
 Item 5.  Interest in Securities of the Issuer.

     (a) 133,400 shares representing 4.65% of 2,870,194 shares outstanding.
     (b) Not applicable.
     (c) See Appendix I attached.
     (d) Not applicable.
     (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on July 31, 2002.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than the Agreement attached hereto as Appendix II and the Executed Holder Agreement attached as Appendix III.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

 See Appendices I-III.
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      August 9, 2002
                                      ------------------------------------------
                                                        (Date)


                                      /s/ Robert M. Schwartzberg
                                      ------------------------------------------
                                                      (Signature)


                                      Robert M. Schwartzberg
                                      ------------------------------------------
                                                      (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      APPENDIX I


Horizon Group Properties, Inc.

                                                                   PERSON EFFECTING
TRADE DATE            SHARES       PRICE        COST               TRANSACTION                   BROKER                 TRANSACTION
------------------    ----------   ---------    ------------       ----------------------        -------------------    ------------
Shares Purchased:
                                                                                                 Friedman, Billings,
    April 6, 2000          1,000      4.5313       4,531.25        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    April 7, 2000            200      4.5313         906.25        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
   April 17, 2000          1,000      4.5000       4,500.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
   April 17, 2000          2,000      4.5000       9,000.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
   April 24, 2000          5,000      4.6250      23,125.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 15, 2000          3,000      4.1250      12,375.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 15, 2000          5,000      4.2500      21,250.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 17, 2000          3,000      4.0000      12,000.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 22, 2000          5,000      3.9375      19,687.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 23, 2000          4,000      3.9375      15,750.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 26, 2000          1,000      3.4375       3,437.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     May 31, 2000          2,000      3.6250       7,250.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     June 2, 2000          6,000      3.7083      22,249.80        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     June 7, 2000          5,000      3.8125      19,062.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
     June 8, 2000          5,500      3.7500      20,625.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 14, 2000          5,000      3.8125      19,062.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 15, 2000          2,500      3.7500       9,375.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 23, 2000          3,000      3.6250      10,875.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 26, 2000          8,000      3.5000      28,000.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 27, 2000          2,500      3.3750       8,437.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 28, 2000          3,000      3.4375      10,312.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    June 30, 2000          9,000      3.4375      30,937.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    July 11, 2000          4,500      3.3125      14,906.25        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    July 18, 2000          5,000      3.3125      16,562.50        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  August 18, 2000          3,500      3.2500      11,375.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  August 23, 2000         10,000      3.2500      32,500.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  August 24, 2000         10,000      3.2500      32,500.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  August 24, 2000         30,000      3.0625      91,875.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  January 1, 2001            300      2.7500         825.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
  January 3, 2001            300      2.7500         825.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
December 18, 2001            300      2.0500         615.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
 January 10, 2002          2,700      2.0741      5,600.070        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    April 8, 2002          1,500      1.9500       2,925.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
    April 9, 2002          7,700      1.9600      15,092.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
   April 10, 2002            200      2.0200         404.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                                                                                                 Friedman, Billings,
      May 9, 2002         10,000      2.0200      20,200.00        Robert M. Schwartzberg        Ramsey & Co.           Open Market
                     -----------                -----------
            Total        167,400                 558,107.72
Shares Sold:

    July 31, 2002         34,000       5.160     175,440.00        Robert M. Schwartzberg                               Private Sale
                                                -----------
Total                    133,400                 382,667.72
                     -----------                -----------

                                                                    APPENDIX II
                                                                 EXECUTION COPY


                                  June 28, 2002

Mr. Robert M. Schwartzberg
5124 44th Street, N.W.
Washington, D..C 20016

         Re: Agreement to Purchase Shares of Horizon Group Properties, Inc.

Dear Rob:

         The purpose of this letter is to confirm our understanding and agreement regarding my proposed purchase of certain shares of Horizon Group Properties, Inc. ("HGPI") from you. Our agreement is as follows:

         1. I agree to purchase from you, and you agree to sell to me, 34,000 common shares of HGPI (the "Shares") at a purchase price of $5.16 per share (or such other purchase price as I pay in the Prime Group Transaction, as defined herein), payable in cash. The closing of the purchase and sale of the Shares shall take place subject to and simultaneously with the closing of my purchase of 528,118 common shares of HGPI and 440,700 units in Horizon Group Properties, L.P. from The Prime Group, Inc. and its affiliates, as contemplated in an agreement between me and The Prime Group dated June 18, 2002 (the "Prime Group Transaction").

         2. You represent that you own the Shares free and clear of any liens, encumbrances or restrictions and that the sale of the Shares will not violate any agreement to which you are a party. I represent that I have full power and authority to purchase the Shares and that such purchase will not violate any agreement to which I am a party.

         3. My obligations hereunder are subject to the HGPI Board of Directors (the "Board") approving: (a) an ownership limitation waiver to permit me to own the Shares plus the HGPI common shares that I currently own and the HGPI common shares and units that I have agreed to acquire in the Prime Group Transaction; and (b) a waiver of all rights of HGPI to cause a conversion or repurchase of any Shares or take any other action that would impair my ownership or voting rights with respect to the Shares, which approval shall include an acknowledgment by the Board that no portion of the Shares or the HGPI common shares that I currently own or that I will acquire in the Prime Group Transaction shall be treated as "excess stock."

         4. My obligation to purchase the Shares shall also be conditioned upon satisfaction of the following: (a) my receipt of certified resolutions from the Board that sets forth the approvals in paragraph 3 above; (b) my receipt of a legal opinion from counsel to HGPI to the effect that (i) the sale of the Shares is permitted under HGPI's Articles of Incorporation (the "Articles"), (ii) the Shares will constitute common stock owned by me upon transfer and will not constitute "excess stock" (as defined in the Articles), and (iii) no violation exists under Section 4.5.5(c) of the Articles resulting from the transfer of the Shares and that the grant of the exemption to me with respect to the Stock Ownership Limit (as defined in the Articles) is permissible; (c) the closing of the Prime Group Transaction; and (d) you and HGPI entering into an agreement satisfactory to HGPI pursuant to which you agree not to own more than 4.9% of the outstanding shares of capital stock of HGPI as reported in filings with the U.S. Securities and Exchange Commission.

         5. At the closing of my purchase of the Shares, we agree to execute and deliver a letter of instruction that is sufficient to effect the transfer of the Shares and payment therefore.

         6. The consummation of my purchase of the Shares is subject to the sale of the Shares being an exempt transaction under all applicable securities laws. You understand that I am a Director of HGPI; and you acknowledge that you have been given the opportunity to ask questions of HGPI's management concerning HGPI that you deem necessary for you to enter into this agreement to sell the Shares.

         7. In the event of a misrepresentation or breach of warranty or default by either party of their obligations under this Agreement, the non-defaulting party shall have the right to all remedies available in law or in equity, including the collection of money damages, termination and specific performance. In the event of a dispute or a default under this Agreement, the prevailing party shall be entitled to collect all costs of enforcement, including reasonable attorney fees and costs.

         8. This Letter Agreement shall be null and void and of no further force and effect upon the termination of the Prime Group Transaction in accordance with the terms thereof.

         This letter sets forth the complete understanding of my agreement to purchase the Shares from you and shall be binding upon each party in accordance with its terms.

                                       Very truly yours,


                                      /s/ Howard Amster

AGREED AND ACCEPTED:


/s/ ROBERT SCHWARTZBERG
----------------------------
Robert Schwartzberg

                                                                    APPENDIX III
                                                                  EXECUTION COPY


                            EXCEPTED HOLDER AGREEMENT


         The undersigned, Robert M. Schwartzberg (the "Investor") and Horizon Group Properties, Inc. (the "Company"), for the purposes described below, agree that the Investor shall be granted an exception to the Stock Ownership Limit. The capitalized terms used in this Certificate, unless otherwise defined, shall have the same meanings as used in the Articles (as defined below).

                                 R E C I T A L S

         A. The Company's Articles of Amendment and Restatement (the "Articles") contain a Stock Ownership Limit to ensure that the ownership of the Company's Capital Stock does not cause the Company to fail certain REIT qualification tests mandated by the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury regulations issued thereunder. From the Company's inception until October 20, 2000, no Person was allowed to Acquire or Beneficially Own Capital Stock in excess of 9.9 percent of the aggregate value of the Capital Stock outstanding. The Company amended the Articles effective October 20, 2000 (the "Effective Date") to lower the Stock Ownership Limit to 4.9 percent. However, any Person who Beneficially Owned more than 4.9 percent as of the Effective Date maintained the original 9.9 percent Stock Ownership Limit ("Existing Holders").

         B. Pursuant to Section 4.5.12(a) of the Articles, a Person may request and be granted an exception to the Stock Ownership Limit applicable to such Person by the Company's Board of Directors subject to certain conditions and limitations set forth in the Articles, including certain representations and undertakings by the Person that the Board deems necessary to ensure that the Company's status as a REIT will not be adversely affected by the Stock Ownership Limit exception.

         C. As an Existing Holder, in the absence of this Agreement, the Investor would be subject to a Stock Ownership Limit of 9.9 percent. The Investor has submitted a request to the Company or, if not, does hereby request that he be granted an exception to his otherwise applicable Stock Ownership Limit to lower his Stock Ownership Limit to 4.9 percent.

         THEREFORE, in connection with the Investor's request that the Company grant him an exception to the Stock Ownership Limit and after a determination by the Board that such an exception shall not adversely impact the Company's ability to continue to qualify as a REIT, the Investor and the Company agree that the Investor's ownership of the Capital Stock of the Company shall at no time after the date of this Agreement exceed 4.9 percent of the aggregate value of the outstanding shares of the Capital Stock of the Company ("Excepted Stock Ownership Limit") and that any violation of the Excepted Stock Ownership Limit will result in the application of the remedies set forth in Section 4.5 of the Articles.

         The foregoing agreement may be relied upon by tax counsel to the Company for purposes of providing its opinion regarding the status of the Company as a real estate investment trust following the granting of an exception to the Stock Ownership Limit with respect to any other Person.

         This Excepted Holder Agreement is made as of the 31st day of July, 2002.

                                     By:      /s/ ROBERT M. SCHWARTZBERG
                                              ----------------------------------
                                              Robert M. Schwartzberg



                                     Horizon Group Properties, Inc.

                                     By:      /s/ GARY J. SKOIEN
                                              ----------------------------------
                                              Gary J. Skoien
                                              Chairman, Chief Executive Officer
                                              and President Horizon Group
                                              Properties, Inc.


                                       3